Exhibit 15.5

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Santech Holdings Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in Mainland China.

Mr. Lawrence Wai Lok, our CEO and the chairman of our board of directors as of the date of this submission, beneficially owns 66.7% of the total issued and outstanding ordinary shares of the Company as of the date of this submission. These ordinary shares are held by Carmel Holdings Limited, which is wholly owned by Mr. Lawrence Wai Lok. Carmel Holdings Limited is a limited liability company incorporated in the British Virgin Islands and is not a governmental entity. The registered address of Carmel Holdings Limited is Portcullis Chambers, 4th Floor, Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

To the Company’s knowledge, based on an examination of the Company’s register of members and public filings made by its shareholders, except for Mr. Lawrence Wai Lok, through Carmel Holdings Limited, and Mr. Han Hongwei, through Grand Lead Group Limited, no shareholder beneficially owns 5% or more of the Company’s outstanding ordinary shares as of the date of this submission.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended June 30, 2024, filed with the SEC on the date hereof, for more details.

In addition, the Company is not aware of any governmental entity in Mainland China that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: Lawrence Wai Lok, Joel A. Gallo, Chen Jie, Howard Chan and Geoffrey Kam and none of such persons is a representative of any government entity in Mainland China.

Date: May 13, 2025

	By:	/s/ Lawrence Wai LOK
Name: Lawrence Wai LOK
Title: Chairman and CEO